UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 000-14879
CUSIP Number 232824300

NOTIFICATION OF LATE FILING

(Check One):                                              ☐         Form 10-K                         ☐         Form 20-F                                ☐         Form 11-K        ☒Form 10-Q
☐         Form 10-D                                ☐         Form N-SAR                                ☐         Form N-CSR

For Period Ended:	September 30, 2007

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant	Cytogen Corporation
Former name if applicable
Address of principal executive office (Street and Number)	650 College Road East
City, state and zip code	Princeton, New Jersey 08540

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following   the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following  the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (the "Form 10-Q") without unreasonable effort or expense because of additional time required by the Company to provide certain information to be included in the Form 10-Q.  The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the November 9, 2007 due date of the Form 10-Q.

PART IV
OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

Kevin J. Bratton	609	750-8205
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒           Yes           ☐           No

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒           Yes           ☐           No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cytogen Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2007	CYTOGEN CORPORATION

	By:	/s/ KEVIN J. BRATTON
Kevin J. Bratton
Senior Vice President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT A

PART IV

OTHER INFORMATION

For the three months ended September 30, 2007, the Company expects to report total revenue of $5,122,000, an increase of $950,000 from revenue of $4,172,000 in the comparable quarter last year.  For the nine months ended September 30, 2007, the Company expects to report total revenue of $15,084,000, an increase of $2,298,000 from revenue of $12,786,000 in the comparable period last year.

The Company expects to report a net loss for the quarter ended September 30, 2007 of $5,119,000, and that the basic and diluted net loss per share for the three months ended September 30, 2007 will be $0.15 per share as compared to a net loss of $5,738,000 or $0.26 per basic and diluted share for the three months ended September 30, 2006.  The fluctuation in results was primarily attributable to the gain related to the decrease in fair value of the outstanding warrants, partially offset by the increased selling and marketing expenses for CAPHOSOL and the impairment charge for SOLTAMOX. The Company had net loss of $20,346,000 in the first nine months of 2007 compared to $6,198,000 reported in the first nine months of 2006. The basic and diluted net loss per share for the first nine months of 2007 was $0.65 compared to a basic and diluted net loss per share of $0.28 for the same period in 2006. The significant fluctuation in results was due to the gain on the sale of our equity interest in the joint venture in 2006, increased selling and marketing expenses in 2007 for CAPHOSOL and SOLTAMOX (tamoxifen citrate), partially offset by the Advanced Magnetics litigation settlement in 2007 and the gain related to the decrease in fair value of the outstanding warrants.